Exhibit 99.1

COPA HOLDINGS, S.A.

Complejo Business Park, Torre Norte

Urbanización Costa del Este, Parque Lefevre

P.O. Box 0816-06819

Panama City, Republic of Panama

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NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS

To be held May 8, 2019

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NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the “Annual Meeting”) of Copa Holdings, S.A. (the “Company”) will be held at Copa Airlines’ headquarters, located at Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda, Urbanización Costa del Este, Complejo Business Park, Torre Norte, Parque Lefevre, Panama City, Panama on May 8th, 2019, at 4:00 p.m. EST (3:00 p.m. Local Time). At the Annual Meeting the following matters will be considered and voted upon:

1. By the Class A Shareholders of the Company, to approve the nomination and further ratify the election of Messrs. Jose Castañeda and John Connor (also known as Josh Connor) as per the recommendation of the Nominating Committee, as nominees for election as independent directors of the Company to hold office for a period of two years to expire on the annual meeting to be held in 2021, and to recognize the condition of independent director of Mr. Andrew Levy, whose term as director expires on the annual meeting to be held in 2020, as per the recommendation of the Nominating Committee.

2. By the Class B Shareholders of the Company, the election, as per the recommendation of the Nominating Committee, of the following directors including the independent directors named above: Messrs. Stanley Motta, Jaime Arias, Jose Castañeda and John Connor for a period of 2 years to expire on the annual meeting to be held in 2021, and the recognition of the condition of independent director of Mr. Andrew Levy, whose term as director expires on the annual meeting to be held in 2020, as per the recommendation of the Nominating Committee.

The holders of record of the Company’s Class A common stock at the close of business on March 8, 2019 are entitled to notice of the Annual Meeting for purposes of approval of paragraph 1 above. In accordance with the Company’s Amended Articles of Incorporation, each Class A shareholder has granted a general proxy to the Chairman of the Company’s board of directors or any person designated by the Chairman to represent them and vote their shares on their behalf at any shareholders’ meeting. The general proxy may be revoked by written notice received by the Chairman of the Company at the address above at least ten (10) days prior to such meeting. The holders of record of the Company’s Class B common stock at the close of business on March 8, 2019 are entitled to notice of, and to vote at, the Annual Meeting.

In addition, the Executive President will present a report of the performance of the Company during 2018 and its perspectives for 2019.